                                                                    EXHIBIT 13.4

Letter to Our Shareholders

Dear Shareholder,

In 1996 resources were dedicated to redesigning existing or introducing new products and services, enhancing customer service, and becoming a more market-driven financial institution. Together, with the initiatives taken in 1995, notably the successful Rights Offering of $3,500,000 and the bulk sale of nonperforming assets and certain classified loans, financial performance continued to improve, with net income and earnings per share increasing 54% and 13%, respectively, in 1996 as compared to 1995.

At the annual meeting held on May 10, 1996, I had the pleasure to announce that the FDIC terminated the Cease and Desist Order, which was in effect since September 1993, and the board of directors reinstated a quarterly cash dividend, which was suspended in the second quarter of 1993. In addition to the quarterly cash dividend of $0.07 per share paid in the second, third and fourth quarters of 1996, a "special" cash dividend of $0.07 was paid on December 15, 1996.

On July 18, 1996, the Bank's stock commenced trading on the Nasdaq SmallCap Market under the symbol "GLBT", exposing the Bank to a larger base of potential investors, resulting in improvement in the marketability of the stock. On December 31, 1996, the per share closing price was $12.75, representing a 29% increase in market value when compared to a December 31, 1995 per share closing price of $9.875.

In November 1996 the Bank formed a strategic residential mortgage alliance with Mortgage Service Center of New England, a division of Chittenden Corporation, Burlington, Vermont. This alliance has enabled the Bank to offer a complete array of residential mortgage products, while avoiding nearly all of the costs of developing a full-scale residential mortgage operation.

GBT Insurance Group, Inc. (formerly The Glastonbury Company) is presently the only bank-owned insurance agency licensed to sell all lines of insurance in the State of Connecticut. After exploring many expansion options, the agency entered into a management agreement with the Louis Levine Agency, Inc., Waterford, Connecticut, to manage the property and casualty operation of the agency, including providing state-of-the-art automation, appointment of insurance carriers, and personnel management. Additionally, the agency is targeting mid-1997 to introduce life and health products under a similar management arrangement. We fully expect our insurance operation to provide a viable source of fee based income, and we continue to explore other strategic options to strengthen and diversify sources of income.

The Bank's return to financial health could not have been accomplished without the dedication and effort of our employees. At the Bank's annual awards banquet, I was proud to present awards to those employees who demonstrated a consistently high level of service to their customers. For those of you who are customers, I am sure you are experiencing this quality service, and I encourage those of you who are in the area to visit one of our locations, I am confident you will like what you see.

On behalf of your board of directors, I wish to thank you for your patience, understanding and support. We look forward to seeing you at the 1997 Annual Meeting to be held on May 14, 1997.

Very truly yours,

J. Gilbert Soucie
President

Selected Financial data

(In Thousands, except per share and ratio data)

                                                                   Year ended December 31,
                                                  ---------------------------------------------------------
                                                     1996        1995        1994        1993        1992
Interest income..................................  $ 17,461    $ 16,518    $ 15,453    $ 16,136    $ 17,580
Interest expense.................................     7,742       6,892       5,937       6,392       7,488
Net interest income..............................     9,719       9,626       9,516       9,744      10,092
Provision (benefit) for loan losses..............       675        (213)      1,789       3,847       3,587
Net interest income after provision (benefit)
   for loan losses...............................     9,044       9,839       7,727       5,897       6,505
Other operating income...........................     3,197       3,135       4,043       4,045       3,670
Other operating expense..........................    10,473      10,197      11,225      12,606      10,898
(Recovery) loss on National Premium
   CD Program....................................         -        (410)      1,370           -           -
Loss on bulk sale of loans.......................         -       2,045           -           -           -
Income (loss) before income taxes and
  accounting change..............................     1,768       1,142        (825)     (2,664)       (723)
Income tax (benefit) provision...................      (757)       (500)         35          65          76
Cumulative effect of change in accounting for
   income taxes..................................         -           -           -          52           -
Net income (loss)................................  $  2,525    $  1,642    $   (860)   $ (2,677)   $   (799)

Per Share Data:
  Earnings(loss) before accounting change........  $   1.38    $   1.22    $  (0.67)   $  (2.12)   $  (0.62)
  Cumulative effect of accounting change.........         -           -           -       (0.04)          -
Earnings (loss) per share........................  $   1.38    $   1.22    $  (0.67)   $  (2.08)   $  (0.62)


Dividends........................................  $   0.28    $   0.00    $   0.00    $   0.05    $   0.20
Book value per share (as of period end)..........      9.22        8.18        6.23        8.57       10.70

Balance sheet data as of period end:
   Loans (net of unearned income)................  $148,733    $141,965    $130,790    $147,736    $164,742
   Other earning assets..........................    80,521      70,773      68,654      58,400      44,391
   Total assets..................................   248,598     229,774     218,292     228,981     238,499
   Interest-bearing deposits.....................   172,606     157,487     159,460     168,695     185,568
   FHLB borrowing................................    21,000      23,000      13,000      14,000       5,000
   Stockholders' equity..........................    16,869      14,974       8,040      11,054      13,796

Management's Discussion and Analysis and Results of Operations

SUMMARY

The Bank had net income of $2,525,000 for the year ended December 31, 1996 as compared to net income of $1,642,000 for the year ended December 31, 1995. Earnings per share for 1996 was $1.38 (based on shares outstanding of 1,829,920 for the entire year) as compared to earnings per share of $1.22 for 1995 (based on weighted daily average shares outstanding for the year of 1,352,057, reflecting a Rights Offering of 540,000 shares in the fourth quarter of 1995).

In the second quarter of 1996, the Bank's Cease and Desist Order (the "Order"), which had been in effect since September 1993, was terminated by the FDIC and the Bank commenced paying a cash dividend at $0.07 per share, declaring a dividend for the first time since dividends were suspended in March 1993. The termination of the Order was largely attributed to the Bank meeting the terms of the Order, including attaining a Tier 1 leverage capital ratio above 6.00%, and an overall improvement in the Bank's financial condition. As of December 31, 1996, the Bank's Tier 1 leverage capital ratio was at 7.07%, and the ratio of nonperforming assets (nonperforming loans and foreclosed real estate) to total assets was just over 1% at 1.06%, while the ratio of the allowance for loan losses to nonperforming loans was at 229%.

In the fourth quarter of 1996, the Bank recorded $70,000 of net security losses and $746,000 of non-recurring expenses resulting primarily from: contingent legal fees largely related to a lawsuit brought in 1995 by a former director and his wife; restructuring expenses associated with Bank premises and equipment; and marketing and advertising expenses resulting from market and product research costs, including the expenses attributed to a change in the Bank's corporate logo. To enhance future performance in the Bank's investment portfolio, the Bank took advantage of a decline in interest rates during the fourth quarter of 1996 to sell approximately $14.3 million in securities available for sale, resulting in the net loss of $70,000. The Bank also recorded a tax benefit of $757,000 in the fourth quarter of 1996.

In the fourth quarter of 1995, the Bank had $2,417,000 of non-recurring expenses and one-time charges related to the bulk sale of $4,841,000 of nonperforming assets and $2,838,000 of loans that were classified as substandard and had demonstrated a deterioration in credit worthiness. These non-recurring expenses and one-time charges were largely offset by a reduction of $1,546,000 in the provision for loan losses and a tax benefit of $500,000. Additionally, the Bank had a recovery of $410,000 on the sale or redemption of certificates of deposit acquired when the Bank discontinued its "National Premium CD Program" in January 1995.

For the purpose of comparison, the following table summarizes the impact of excluding the non-recurring expenses, one-time charges, tax benefits, and net security losses from both 1996 and 1995 financial results:

                                                              After                               After
                                        Actual                Excl.                               Excl.
                                         1996      Excl.      1996         1995       Excl.       1995
Net interest income................... $ 9,719     $   -      $9,719       9,626     $     -      $9,626
Provision (benefit) for loan losses...     675         -         675        (213)      1,546       1,333
Net interest income after provision
  (benefit) for loan losses...........   9,044         -       9,044       9,839      (1,546)      8,293
Other operating income................   3,197        70                   3,135           -       3,135
Other operating expense...............  10,473      (746)                 10,197        (372)      9,825
(Recovery) loss on National Premium
   CD Program.........................       -         -           -        (410)        410           -
Loss on bulk sale of loans............       -         -           -       2,045      (2,045)          -
Income (loss) before income taxes.....   1,768       816       2,584       1,142         461       1,603
Income tax benefit....................    (757)      757           -        (500)        500           -
Net income (loss)..................... $ 2,525     $  59      $2,584     $ 1,642     $    59      $1,603

Excluding the non-recurring expenses, one-time charges, net security losses, and tax benefits from both 1996 and 1995, net income for 1996 increased $981,000 or 61.2% to $2,584,000 as compared to $1,603,000 in 1995. Comparing the "After Excl. 1996" column with the "After Excl. 1995" column, the increase in net income was primarily due to lower provision for loan losses and, to a lesser extent, higher net interest income and other operating income and lower other operating expenses.

Total assets were $248,598,000 at December 31, 1996, increasing 8.2% from December 31, 1995. The increase was due in part to an increase in loans, which rose to $148,733,000 (net of unearned income) or an increase of 4.8% from December 31, 1995. Most of the increase was in residential real estate loans, including home equity loans. Deposits were $208,420,000 at December 31, 1996, an increase of 9.5% from December 31, 1995. The increase in deposits resulted primarily from an increase of $15,850,000 in time deposits and $2,986,000 in demand deposits.

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on the Bank's Consolidated Balance Sheets, and the related Consolidated Statements of Operations, Changes in Stockholders' Equity, and Cash Flows, and on notes to these Consolidated Financial Statements. These statements, including the Independent Auditors' Report, are included in the Annual Report and should be read along with Management's Discussion and Analysis of Financial Condition and Results of Operations.

FINANCIAL CONDITION

Securities Activity

In the fourth quarter of 1996, the Bank sold $14.3 million in securities, taking advantage of a decline in interest rates to restructure the available for sale investment portfolio. As of December 31, 1996, the Bank had reinvested $12 million of the proceeds in securities with better expected total returns than the securities that were sold.

The sold securities consisted of relatively low yielding U. S. Treasury notes, callable agency notes, and floating rate collateralized mortgage obligations ("CMOs") and adjustable rate mortgage-backed securities with relatively low interest rate caps. The underperformance in a rising interest rate environment expected on the CMOs and adjustable rate securities is attributed to the effect that interest rate caps and average life extension can have on the value of these securities as interest rates rise. The purchased securities consisted primarily of fixed rate CMOs that are "defensive" in that they are expected to outperform the securities that were sold in an unchanged or rising interest rate environment and perform equally well in a declining interest rate environment. To adequately balance the defensive nature of the CMOs, the Bank began purchasing longer term municipal bonds, which are expected to perform well in a declining interest rate environment.

Under SFAS No. 115, the Bank's securities held to maturity can only be sold under very restrictive conditions and are carried on the Bank's consolidated balance sheet at amortized cost. The Bank would not consider them for sale in response to changes in interest rates or in implementing asset/liability strategies. These securities are held for the production of income. The amortized cost of securities held to maturity totaled $28,472,000 at December 31, 1996, with a market value of $28,294,000. The reduction of $797,000 in amortized cost from December 31, 1995 was due to approximately $4.0 million in securities maturing or being called and prepayments on mortgage-backed securities, partially offset by $3.1 million of purchases. The following table depicts information regarding the Bank's securities held to maturity at December 31, 1996:

                                                                                     Average
                                                                       Tax           Life or
                                                   Amortized        Equivalent       Maturity
                                                     Cost              Yield         in Years
U.S. Agency notes............................    $ 7,932,000           6.35%             5.8

Fixed rate U.S. Agency mortgage-backed
   pass-through securities...................     15,077,000           6.35%             2.3

Fixed rate CMOs..............................      2,065,000           5.67%             2.2

State and Municipal bonds....................        185,000          10.68%            10.8

    Total fixed rate.........................     25,259,000           6.33%             3.5

Floating rate CMOs...........................      2,998,000           6.26%             6.2

Other investment securities..................        215,000           7.04%             5.9

Total securities held to maturity............    $28,472,000           6.32%             3.8

Securities available for sale are marked to market on a quarterly basis and any net unrealized holding gains or losses, net of effective taxes, are recorded as an adjustment to stockholders' equity. Securities available for sale are integral to the implementation of the Bank's asset/liability strategies to achieve interest rate risk management, liquidity, and earnings objectives. The amortized cost of securities available for sale at December 31, 1996 was $32,436,000, with a market value of $32,071,000. The following table depicts information regarding the Bank's securities available for sale portfolio at December 31, 1996:

                                                                                     Average
                                                                       Tax           Life or
                                                   Amortized        Equivalent       Maturity
                                                     Cost              Yield         in Years
U.S. Agency notes............................     $ 1,557,000           6.22%          5.3

Fixed rate U.S. Agency
 mortgage-backed pass-through securities.....      11,122,000           6.91%          3.5

Fixed rate CMOs..............................      13,372,000           6.44%          4.0

State and Municipal bonds....................         855,000           7.91%         10.9

    Total fixed rate.........................      26,906,000           6.67%          4.1

Floating rate U.S. Agency mortgage-backed
  pass-through securities....................       4,424,000           6.82%         16.3

Floating rate CMOs...........................       1,000,000           5.75%          6.9

    Total floating rate......................       5,424,000           6.62%         14.6

Total securities available for sale
  (excluding money market mutual funds)......     $32,330,000           6.66%          5.9

The Bank's strategy for investing in mortgage-backed securities is to maintain a portfolio of assets that has acceptable returns over U.S. Government securities, provides monthly cash flow and can be used as collateral for borrowed funds. The Bank invests in U.S. Agency mortgage-backed, pass-through certificate securities ("PCs") that are issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), or the Federal Home Loan Mortgage Corporation ("FHLMC"). The Bank also invests in CMOs that are issued by FNMA , FHLMC and private corporations and represent interests in trusts that are backed by PCs issued by GNMA, FNMA and FHLMC. The Bank primarily invests in fixed rate PCs or CMOs that have expected average lives of two through seven years and floating rate PCs or CMOs that have interest rates that adjust annually or more frequently. Investment in fixed rate CMOs consists primarily of Planned Amortization Classes ("PACs"), which are tranches of structured mortgage derivative securities with planned principal repayments during a specified period based on planned ranges of mortgage prepayment rates. Investment in floating rate CMOs consists of securities with interest rates that change monthly based on fixed margins over various indexes.

The Bank monitors the security portfolios monthly and periodically analyzes the expected performance of the portfolios under different interest rate environments, particularly the sensitivity of the securities available for sale portfolio to average life extension or contraction risk. In addition, prior to making a purchase, the Bank analyzes the effect of a range of prepayment assumptions on the average life and yield of each security. The Bank examines the total return (which is the market value changes of a security plus interest income) or performance of a security under different interest rate scenarios over a certain investment horizon, typically 1 to 3 years. This extensive pre-purchase analysis reflects how a security may perform under various interest rate environments and how it will affect the portfolios' composition. As of December 31, 1996, management believes that the Bank's securities available for sale and held to maturity portfolios were positioned to achieve their stated objectives.

Trading securities of $458,000 represent an equity trading strategy established by the Bank in March 1996. The strategy was initiated by purchasing the twenty stocks in equal share amounts that comprise the Major Market stock index. The risk and return is managed by the use of put and call options on the index, not by selling the stocks.

Federal Home Loan Bank ("FHLB") stock increased $197,000 to $2,220,000 at December 31, 1996 from $2,023,000 at December 31, 1995. The required amount of FHLB stock is based on the level of outstanding FHLB borrowings. The stock does not trade on a public exchange and is only bought and sold through the FHLB at the stated per share value of $100. The stock has earned quarterly dividends as declared and paid by the FHLB consistently for at least the past ten years.

Lending Activity

Loans increased to $148,733,000 (net of unearned income) at December 31, 1996, increasing $6,768,000 or 4.8% from $141,965,000 (net of unearned income) at December 31, 1995. In 1996 the growth was concentrated primarily in residential 1-4 family mortgage loans, home equity loans, and commercial loans.

The Bank's residential real estate loans include residential 1-4 family mortgage loans, which represent over 80% of residential real estate loans, home equity loans, and construction loans for the purpose of financing the construction of 1-4 family homes. Residential 1-4 family mortgage loans include primarily first lien 1-4 family mortgages. Home equity loans are primarily second mortgages on residential property, consisting mainly of lines of credit and closed-end loans such as home improvement or amortizing loans. While single family mortgage loans may be originated anywhere in the State of Connecticut, the primary target market for residential real estate loans is generally considered to be the towns in which the Bank has branch locations and surrounding communities. The Bank strives to maintain a product line in keeping with current market conditions and demands.

To enhance the Bank's residential lending products and service, the Bank, in November 1996, entered into an agreement with the Mortgage Service Center of New England ("MSCNE"), a division of Chittenden Corporation of Burlington, Vermont. MSCNE will originate, process, and service residential 1-4 family mortgage loans on behalf of the Bank, including FHA, VA, CHFA loans as well as other loan programs to meet the credit needs of consumers in the Bank's market area. Products include, but are not limited to, fixed rate, adjustable rate, first-time homebuyer, construction-to-permanent and other federal, state or municipal market offerings as made available to the Bank. The Bank has the option of purchasing for its own portfolio those loan types that meet its balance sheet management objectives, as MSCNE's underwriting guidelines are consistent with those of the Bank. MSCNE principally follows the underwriting requirements of the Federal Home Loan Mortgage Corporation. Through originations and purchases, first lien residential mortgage loans increased to $52,481,000 (net of unearned income) at December 31, 1996, an increase of $3,800,000 or 7.8% from year-end 1995. Home equity loans increased to $14,029,000 at December 31, 1996, an increase of $1,457,000 or 11.6% from year-end 1995.

The Bank originates consumer loans for a variety of family or household purposes, including loans secured by liens on real estate; chattel liens secured by automobiles, mobile homes or other personal property; and student loans. Loans may be granted on an unsecured basis only when risk factors warrant. The Bank relies substantially on factors such as the general credit standing and the borrowers' repayment ability as the primary security for the loan. Consumer loans increased to $4,689,000 (net of unearned income) at December 31, 1996, an increase of $268,000 or 6.1% from year-end 1995.

Commercial loans are those which are arranged for the activities of businesses. They do not include loans for the acquisition and holding of real estate; however, real estate may secure commercial loans in addition to business assets such as receivables, inventory and equipment. Generally, the policy of the Bank is that commercial loans will be secured. Other commercial loans subject to the Bank's lending limits to a single obligor would include the following types of loans: short term working capital loans, term loans, revolving loans, interim loans, long term working capital loans and lines of credit.

Commercial loans increased to $23,945,000 (net of unearned income) at year-end 1996 from $23,600,000 (net of unearned income) at year-end 1995. The increase of $345,000 was primarily due to an increase in Small Business Administration ("SBA") loans. The Bank's SBA lending unit considers commercial loans that do not meet the Bank's customary underwriting requirements. Through a Federal SBA or State guarantee, the risk of loss to the Bank can be substantially reduced. SBA loans, net of SBA loans sold, increased to $8,916,000 at year-end 1996 from $7,996,000 at year-end 1995.

Commercial mortgage loans are those that are secured by a mortgage on real estate, which from its use or intended sale will produce income to the borrower. This income will usually be derived from rental proceeds, sales proceeds or owner occupied properties by commercial enterprises. Typically, commercial mortgage loans consist of the following types of loans: loans secured by land, land development loans, construction loans for commercial, multi-family and residential construction and improved property. The following types of loans are considered acceptable investments under the Bank's commercial real estate lending program: Loans for the construction of individual 1-4 family residential dwellings, land development loans in conjunction with the construction of single-family residential dwellings by builders, construction and/or permanent financing for owner occupied commercial properties, long term permanent financing of existing commercial properties with a history of stable tenancy. The Bank has adopted a number of guidelines relating to loan-to-value ratios and maximum dollar amount of loans that will be considered along with written underwriting guidelines. Commercial mortgage loans increased to $53,302,000 at December 31, 1996, an increase of $1,162,000 or 2.2% from year-end 1995.

Other Balance Sheet Activity-Assets

Cash increased $1,060,000 or 13.6% from the year ended December 31, 1995 primarily due to seasonal factors that typically occur at year-end, particularly the last day of the year. The daily average of cash was $7,816,000 in 1996 as compared to $7,728,000 in 1995.

Interest-bearing deposits in depository institutions increased $16,648,000 from the year ended December 31, 1995. This increase represents investment in overnight deposits at the FHLB. The increase is due in part to a seasonal increase in deposits that typically occurs at year-end and the restructuring of the available for sale investment portfolio, whereby approximately $2.3 million of the $14.3 million of securities sold was awaiting re-investment as of December 31, 1996.

Premises and fixed assets declined $384,000 or 4.9% in 1996 from year-end 1995, continuing a steady decline since year-end 1989 when premises and fixed assets peaked at $10,811,000. This decline in 1996 (as in prior years) resulted from amortizing the cost of capital expenditures made predominantly in 1988 and 1989. These expenditures were associated with the building of the Bank's headquarters and the opening of certain branch locations. Despite this decline in premises and fixed assets, the Bank continues to invest in maintaining its facilities and operational systems; in particular technology that will enhance the Bank's ability to deliver products and service to its customers. Included in premises and fixed assets was $542,000, net of depreciation, of merchant processing equipment. The Bank sells or rents this equipment to merchants, contributing to the profitability of the Bank's electronic draft capture or merchant processing business line.

The net deferred tax asset was $1,606,000 at December 31, 1996 as compared to $731,000 at December 31, 1995. The increase of $875,000 was primarily the result of a combination of a reduction of $1,510,000 in the valuation allowance on the gross deferred tax asset and a reduction of $920,000 in the net operating loss carryforward (a component of the gross deferred tax asset). In accordance with SFAS No. 109, a valuation allowance was recorded in prior years as a reserve against the gross deferred tax asset. The valuation allowance was reduced in 1996 to reflect improvement in the Bank's financial condition, including growth in taxable earnings. Management believes that it is more likely than not that the net deferred tax asset is realizable.

The increase of $278,000 in other assets as compared to year-end 1995 was primarily attributed to an increase in accrued revenue from the Bank's merchant processing business line.

Deposit Activity

At December 31, 1996, deposits were $208,420,000, an increase of $18,105,000 or 9.5% from $190,315,000 at December 31, 1995. The increase was concentrated in time deposits (CDs), which increased $15,850,000 or 21.2%, and demand deposits, which increased $2,986,000 or 9.1%. Most of the increase in time deposits was in maturities greater than one year, as the Bank's interest rate risk management strategy was to position the Bank to be less liability sensitive in a one year time frame. Being less liability sensitive in one year will assist in mitigating the negative impact on the Bank's net interest margin should interest rates rise. The increase in demand deposits was attributed to the Bank's efforts in offering new and redesigned products to its market area and, to a lesser extent, seasonal factors at year-end. The average daily balance in demand deposits was $32,884,000 and $30,705,000 in the fourth quarter and entire year of 1996, respectively, as compared to $30,878,000 and $29,877,000, respectively, in the same periods last year. Savings and NOW deposits amounted to $81,903,000, declining $731,000 or less than 1% from year-end 1995. The Bank re-designed its Corporate Advantage Account, which is a premium rate business savings account paying a 4.50% annual percentage yield as of December 31, 1996 for balances of $25,000 or more. This account increased from $1.6 million in June 1996 to over $5.0 million in December 1996. The increase in the Corporate Advantage Account partially offset the decline in other savings accounts.

Federal Home Loan Bank Borrowing

Federal Home Loan Bank borrowing was $21,000,000 at December 31, 1996 compared to $23,000,000 at December 31, 1995, a net decrease of $2,000,000. In the first quarter of 1996, the Bank borrowed $8 million when interest rates were at their low point for the year. These borrowings had a weighted average rate of 5.34% and weighted average maturity of 1.9 years. Additionally, the Bank borrowed periodically throughout 1996 when interest rates declined and borrowings could be obtained at attractive spreads over treasury securities.

FHLB borrowings are an attractive low cost source of funds that the Bank uses to execute asset/liability strategies and for short-term funding needs.

Accrued Expenses and Other Liabilities

The increase of $474,000 in accrued expenses and other liabilities was primarily associated with the non-recurring expenses of $746,000.

Capital Resources

Total stockholders' equity was $16,869,000 at December 31, 1996, increasing $1,895,000 from $14,974,000 at year-end 1995. The increase resulted from net income of $2,525,000, partially offset by the payment of $512,000 in dividends and an increase of $118,000 in the net unrealized loss on available for sale securities (net of taxes). The Bank's successful Rights Offering of $3.5 million in the fourth quarter of 1995 and improvement in the Bank's financial condition resulted in the FDIC terminating the Bank's Cease and Desist Order in May 1996, at which time the Bank declared a dividend for the first time since dividends were suspended in March 1993.

The Bank's Tier 1 leverage capital ratio increased to 7.07% at December 31, 1996 from 6.77% at December 31, 1995. The Bank's Total risk-based capital ratio was 13.42% at December 31, 1996 as compared to 12.83% at December 31, 1995. At December 31, 1996 and 1995, the leverage and risk-based capital ratios were at levels that placed the Bank in a "well capitalized" category as defined by the prompt corrective action regulation of the FDIC. The FDIC defines banks that are at or above a 6% Tier 1 leverage capital ratio and at or above a 10% Total risk-based capital ratio as "well capitalized."

NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Information concerning the Bank's nonperforming assets at December 31, 1996, 1995, and 1994 is summarized below:

                                                                1996      1995      1994
                                                                    (000's omitted)
Nonaccrual loans                                              $ 1,464   $   733   $ 3,943
Loans past due 90 days and still accruing
Total nonperforming loans                                       1,464       733     3,943
OREO                                                            1,159       318     1,758
Total nonperforming assets                                      2,623     1,051     5,701
Allowance for loan losses                                     $ 3,352   $ 3,029   $ 4,517
Ratio of nonperforming assets to total assets                    1.06%     0.46%     2.61%
Ratio of allowance for loan losses to loans and OREO             1.75%     0.74%     4.30%
Ratio of allowance for loan losses to total loans                2.25%     2.13%     3.45%
Ratio of allowance for loan losses to nonperforming loans      228.96%   413.23%   114.56%
Ratio of nonperforming assets total stockholders' equity        15.55%     7.02%    70.91%

The $1,464,000 in nonperforming loans at December 31, 1996 consisted of ten loan relationships, with no one relationship considered to be a substantial concentration. All nonperforming loans are in the process of collection and as of December 31, 1996, have adequate collateral and reserves to protect the Bank against material, future losses. The $1,159,000 in OREO (or foreclosed real estate) at December 31, 1996 consisted of six properties. Two of these properties totaled $913,000 and were from a relationship with a single borrower. These two properties currently provide cash flow to the Bank in the form of rental payments, and 1996 appraisals indicate values that exceed current book value. All OREO has been written down to current appraised values, less anticipated selling costs, and are being actively marketed by the Bank.

The allowance for loan losses increased $323,000 from year-end 1995 due to a loan loss provision of $675,000, partially offset by net loan charge-offs of $352,000. The adequacy of the allowance for loan losses is reviewed by management monthly and was considered to be adequate as of December 31, 1996. Management's methodology in evaluating the adequacy of the allowance for loan losses considers specific credit reviews, recommendations made by external auditors and examiners, results from independent loan reviews, current local, state and national economic conditions and trends, past loan loss and delinquency experience and the volume, growth and composition of the loan portfolio. In addition, a portion of the allowance for loan losses is maintained for losses which may be inherent within the loan portfolio.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

Liquidity

On a daily basis, the Bank manages the need to fund deposit withdrawals, the drawdown of loan commitments, and new loan originations by managing overnight invested funds, the flow of new deposits, FHLB borrowing and other sources of borrowed funds, and principal payments on loans and securities. The Bank also has federal funds borrowing lines with its correspondent banks and repurchase agreements with certain broker/dealers that are used primarily for short-term funding needs.

The Bank measures the adequacy of liquidity within the next 90 day period by estimating net deposit flows, funding commitments for and originations of loans, the expected level of cash flows from maturing or sold loans, and the expected prepayments on loans and securities. The Bank also monitors the amount of securities available for repurchase agreements and collateral available for FHLB borrowing. At December 31, 1996, the Bank's liquidity was determined to be sufficient to meet the borrowing needs of its customers and meet unexpected deposit withdrawals.

Asset/Liability Management

Management's objective is to minimize the Bank's earnings exposure to changing interest rates while maintaining the flexibility to take advantage of opportunities resulting from those changes. The Bank's exposure to interest rate risk, or changes in interest rates, is managed by strategically matching the rate sensitivity or repricing characteristics of loans and securities with those of interest-bearing liabilities.

Management monitors the Bank's exposure to interest rate risk on a monthly basis via a GAP report (see a summarized GAP report in the table below) and semi-annually by use of a computer modeling system that examines the impact on the Bank's net interest income and net interest margin over a two-year horizon if interest rates should rise 300 basis points or decline 200 basis points. The Bank's GAP position at one year at December 31, 1996 was .90. This indicates that within the next twelve months the Bank has more of its interest rate sensitive liabilities repricing than its interest rate sensitive assets, indicating that falling interest rates are expected to result in growth or stability in the Bank's net interest margin and net interest income, while rising interest rates could result in declines. If the Bank were asset sensitive, rising interest rates would be expected to result in growth or stability in the Bank's net interest income and margin, while falling interest rates could result in declines. The magnitude of the increase or decrease in the net interest income and margin will depend, in part, on both the degree to which the Bank is asset or liability sensitive, and the accuracy of the assumptions inherent in GAP analysis and the modeling system.

Both GAP analysis and modeling require management to make assumptions regarding future interest rate changes, the timing of cash flows, the timing of yield and rate changes on both assets and liabilities, and the degree to which changes in the general level of interest rates impact both cash flows and yield and rate changes. If the actual timing and magnitude of cash flows and yield and rate changes are markedly different from management's assumptions, the impact on net interest income and margin can be different from what these measurement systems indicate. For example, key assumptions are made regarding the interest rate sensitivity of savings and NOW accounts. Historically, the rates paid on these deposits have lagged the movements in the general level of interest rates, particularly when interest rates rise. To reflect this industry-wide pattern, as well as the Bank's own experience, 40%-60% of these deposits were classified in the Bank's GAP analysis and modeling system to reflect the interest rate sensitivity of deposits maturing beyond one year.

These necessary assumptions result in certain shortcomings inherent in modeling and GAP analysis. Therefore, management does not rely on any one technique for monitoring interest rate risk, but believes that these tools, properly used and recognizing their limitations, are effective at measuring and managing interest rate risk.

The following table shows interest sensitivity gaps for six different time intervals at December 31, 1996:

                                             INTEREST RATE SENSITIVITY GAPS
                                   0-30    31-90    91-180     181-360  1-5     Over 5
                                   Days    Days     Days       Days     Years   Years
Interest-Earning Assets            $58.8   $10.0     $16.3      $17.0   $85.7    $42.2
Interest-Bearing Liabilities        15.9    26.1      33.1       38.3    78.0      2.3
Interest-Sensitivity GAP            42.9   (16.1)    (16.8)     (21.3)    7.7     39.9
Cumulative Rate-Sensitivity GAP    $42.9   $26.8     $10.0     $(11.3)  $(3.6)   $36.3
RSA/RSL*                            3.70    1.64      1.13       0.90    0.98     1.19

*Rate-sensitive assets (RSA) divided by rate-sensitive liabilities (RSL) is computed by dividing the cumulative total of interest-earning assets by the cumulative total of interest-bearing liabilities. A result less than 1.00 indicates the Bank is liability sensitive in that time-frame and could be exposed to rising interest rates. A result greater than 1.00 indicates the Bank is asset sensitive and could be exposed to a decrease in interest rates.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1996 and 1995

Overview

The Bank had net income of $2,525,000 for the year ended December 31, 1996 as compared to net income of $1,642,000 for the year ended December 31, 1995. In the fourth quarter of 1996, the Bank recorded $746,000 in non-recurring expenses, a net loss of $70,000 on the sale of securities available for sale, and a tax benefit of $757,000. In the fourth quarter of 1995, the bulk sale of nonperforming and other problem assets resulted in a loss on bulk sale of $2,045,000, a loss of $332,000 from the foreclosed real estate portion of the bulk sale, bulk sale related expenses of $40,000, and a reduction of $1,546,000 in the provision for loan losses. Additionally in 1995, the Bank recorded a tax benefit of $500,000 and a recovery of $410,000 on the National Premium CD Program. As depicted in the Table in the Summary, excluding these non-recurring expenses and one-time charges, the increase in net income in 1996 as compared to 1995 would have been attributed to a reduction in provision for loan losses, and, to a lesser extent, higher net interest income and other operating income, and lower other operating expenses.

Net Interest Income

The Bank's net interest income for the year ended December 31, 1996 was $9,719,000 as compared to $9,626,000 for the year ended December 31, 1995. The increase in net interest income of $93,000 or 1.0% was due to an increase of $943,000 in interest income, partially offset by an increase of $850,000 in interest expense.

The 1996 increase in interest income resulted primarily from an increase to $215,138,000 in average daily earning assets from $204,260,000 in 1995, while the annual effective yield on earning assets increased to 8.12% in 1996 from 8.09% in 1995. The 1996 increase in interest expense resulted primarily from an increase to $186,512,000 in average daily interest-bearing liabilities from $176,676,000 in 1995 and, to a lesser extent, an increase in the annual effective rate on interest-bearing liabilities to 4.15% in 1996 from 3.90% in 1995. The increase in net interest income in 1996 was primarily due to an increase in average daily earning assets, which more than offset an increase in the average daily balance in CDs and FHLB borrowings. In 1996, the higher level of average daily balances in CDs and FHLB borrowings and the lower average daily balances in savings and NOW accounts as compared to 1995 effected a rise in the Bank's cost of funds.

Provision for Loan Losses

The Bank provided $675,000 in provision for loan losses in 1996 as compared to a negative provision or benefit of $213,000 in 1995. Through November 1995, the Bank had provided $1,333,000 in provision for loan losses, and in December 1995, concurrently with recording the losses attributed to the bulk sale, reduced the provision for loan loses by $1,546,000.

Net charge-offs were $352,000 in 1996, $1,275,000 in 1995, and $2,014,000 in
1994.

Other Operating Income

Total other operating income for the year ended December 31, 1996 was $3,197,000 as compared to $3,135,000 for the year ended December 31, 1995. The increase of $62,000 or 2.0% resulted primarily from an increase of $204,000 or 12.1% in merchant income, partially offset by declines of $44,000 or 68.8% in trust department income, $54,000 or 8.3% in service charges on deposit accounts, and a net loss of $63,000 on the sale of securities available for sale.

The increase in merchant income was due to continued growth in the customer base, resulting in an increase in the dollar volume of activity.

The decline in trust department income was the result of a May 1995 agreement with Peoples Savings Bank of New Britain whereby the Bank agreed to sell its remaining trust relationships and to receive compensation for referring future trust business. Although the sale of these relationships resulted in lower revenue in 1996 as compared to 1995, profitability improved since there were virtually no expenses associated with the trust business line in 1996.

The decrease in service charges on deposit accounts was anticipated by the Bank as the result of a strategy to raise the level of core deposits (defined as demand, savings and NOW accounts).

The loss on the sale of securities available for sale resulted principally from the sale of $14.3 million in securities in the fourth quarter of 1996, as discussed.

Gains on trading securities of $15,000 represent the net gain on the equity trading strategy, excluding dividends the Bank earned on the underlying stocks.

Other Operating Expenses

Total other operating expenses for the year ended December 31, 1996 were $10,473,000 as compared to $10,197,000 for the year ended December 31, 1995. Excluding the non-recurring expenses totaling $746,000 in 1996 and the bulk sale loss of $332,000 on the sale of foreclosed real estate and $40,000 of related expenses recorded in 1995, other operating expenses would have been $9,727,000 in 1996 and $9,825,000 in 1995. The following table depicts other operating expense categories as they appear in the Consolidated Statements of Operations and as they would appear excluding the non-recurring expenses recorded in 1996 and the bulk sale loss and related expenses recorded in 1995:

                                                 After                    After
                                Actual           Excl.                    Excl.
                                 1996    Excl.   1996     1995    Excl.   1995
Other operating expenses:
Salaries....................... $ 3,933  $(102)  $3,831  $ 3,588  $  --   $3,588
Occupancy......................   1,017    (74)     943      851     --      851
Equipment......................   1,193    (54)   1,139    1,285     --    1,285
Provision for losses on OREO...       9     --        9      837   (332)     505

                                                 After                    After
                                Actual           Excl.                    Excl.
                                 1996    Excl.   1996     1995    Excl.   1995
Pensions, other empl. benefits.     937     --      937      618     --      618
FDIC assessment................     120     --      120      539     --      539
Other..........................   3,264   (516)   2,748    2,479    (40)   2,439
                                $10,473  $(746)  $9,727  $10,197  $(372)  $9,825

The decrease in operating expenses in 1996 as compared to 1995, excluding the non-recurring expenses, bulk sale loss and related expenses, was primarily due to a reduction of $419,000 or 77.7% in FDIC assessments and a reduction of $496,000 or 98.2% in provision for losses on other real estate and related costs.

Salaries, net of the exclusion of $102,000, increased $243,000 in 1996 as compared to 1995. The increase was attributed to general salary increases and to staff increases in the branch network and commercial lending division. The $102,000 represents an operating accrual for bonuses paid to all officers of the Bank in lieu of merit salary increases in 1997. Occupancy expense, net of the exclusion of $74,000, increased $92,000 in 1996 as compared to 1995. The increase was primarily due to snow removal costs and general facilities repairs. The $74,000 represents primarily the cost of new signage as a result of the Bank changing its corporate logo and the cost of installing energy efficient lighting in the Bank's main office headquarters. Equipment expense, net of the exclusion of $54,000, declined $146,000 in 1996 as compared to 1995. The decline was primarily attributed to no leasing expense in 1996 for the Bank's mainframe computer system. The Bank decided to purchase instead of lease a new computer system in 1995. The new system is being depreciated over a three year period at a third of the cost of the previous leasing arrangement. Pension and other employee benefits increased $319,000 in 1996 as compared to 1995. The increase was primarily associated with an increase in full-time equivalent employees, an increase in 401K and pension benefits, including the expense associated with a supplemental retirement program for executive officers.

Other expenses, net of the exclusion of $516,000, increased $309,000 in 1996 as compared to 1995. The increase was primarily the result of the Bank's 1996 marketing strategy, justifying an increased investment in advertising and marketing expense given the size of the Bank and the scope of its market area. The $516,000 represents primarily expenses associated with marketing research costs, non-recurring advertising production costs, severance expense of a former executive officer, and contingent legal fees related to a lawsuit brought in 1995 by a former director and his wife. This lawsuit is described in the Notes to the Consolidated Financial Statements contained elsewhere herein.

(Recovery) Loss on the National Premium CD Program

In 1995 the Bank was able to recover $410,000 of the $1,370,000 1994 fourth quarter charge. Certain CDs were sold at higher market values as a result of declining interest rates in 1995, and certain other CDs, rather than being sold, were redeemed to the issuing Bank since redemption values for those CDs were higher than market value.

Loss on Bulk Sale of Loans

In 1995 the loss on the bulk sale of $2,045,000 resulted from the loss on the sale of nonperforming loans and other problem loans of $7,033,000.

Income Taxes

The Bank recorded a net benefit of $757,000 in 1996 as compared to a net benefit of $500,000 in 1995. In 1996 the Bank continued to reduce the valuation allowance on the deferred tax asset in accordance with SFAS No. 109 due to increased taxable earnings over 1995 and continued improvement in the Bank's financial condition.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 1995 and 1994

Overview

The Bank had net income of $1,642,000 for the year ended December 31, 1995 as compared to a net loss of $860,000 for the year ended December 31, 1994. In 1995 the Bank returned to profitability after three consecutive years of net losses; a pivotal year for the Bank in terms of strengthening its financial condition and prospects for future earnings growth.

The net income in 1995 as compared to the net loss in 1994 resulted primarily from a reduction in the provision for loan losses, a recovery on the sale or redemption of "National Premium CDs", a tax benefit recorded in 1995, and a significant decline in other operating expenses. These were partially offset by the loss on the bulk sale of nonperforming assets and other problem loans and a decline in other operating income.

Net Interest Income

The Bank's net interest income for the year ended December 31, 1995 was $9,626,000 as compared to $9,516,000 for the year ended December 31, 1994. The increase in net interest income of $110,000 or 1.2% was due to an increase of $1,065,000 in interest income, partially offset by an increase of $955,000 in interest expense.

The increase in interest income resulted primarily from an increase in the annual effective yield on earning assets to 8.09% in 1995 from 7.59% in 1994. The increase in interest expense resulted primarily from an increase in the annual effective rate on interest-bearing liabilities to 3.90% in 1995 from 3.28% in 1994. The significant rise in interest rates in 1994 continued to affect a rise in the yield on earning assets and the rate on interest-bearing liabilities in 1995. More specifically, the increase in net interest income resulted from certain loans and securities repricing to higher yields in 1995, partially offset by a rise in the volume of and the rates paid on CDs and the impact of a decline in lower cost interest-bearing core deposits (defined as savings and NOW accounts).

Provision for Loan Losses

Through November 1995, the Bank had provided $1,333,000 in provision for loan losses to adequately reserve against nonperforming and other problem loans while management analyzed the benefits of a bulk sale of certain of these loans. In December 1995, the Bank executed the bulk sale, recorded a loss on sale of $2,045,000 (the total loss was $2,377,000, $332,000 of which was recorded in the provision for losses on other real estate and related costs), and concurrently, reduced the provision for loan losses by $1,546,000. The reduction in the provision resulted in a negative provision or benefit of $213,000 for 1995 as compared to a provision of $1,789,000 for 1994.

Net charge-offs were at $1,275,000 in 1995, as compared to $2,014,000 in 1994 and $3,706,000 in 1993.

Other Operating Income

Total other operating income for the year ended December 31, 1995 was $3,135,000 as compared to $4,043,000 for the year ended December 31, 1994. The decrease of $908,000 or 22.5% resulted primarily from no gains on the sale of securities and loans in 1995 as compared to gains totaling $490,000 in 1994, a decline of $304,000 or 29.4% in other income, resulting primarily from a decrease in one-time income items and a decline in INVEST commission revenue, a reduction of $154,000 or 70.6% in trust department income, and a decline of $101,000 or 13.4% in service charges on deposit accounts. These were partially offset by an increase of $141,000 or 9.1% in merchant income.

The increase in merchant income was due to continued growth in the customer base, resulting in an increase in the dollar volume of activity, partially offset by a reduction in the average ticket size of items processed.

The one-time income items associated with the decrease in other income were primarily due to a decrease of approximately $160,000 or 66.4% in recovered interest income and other income on certain problem assets. In addition, INVEST commission revenue declined $98,000 or 38.9% primarily attributed to the reduction in annuity sales. After a rise in CD rates, CDs became more competitive with annuities.

The decline in trust department income was the result of discontinuing the "National Premium CD Program" in January 1995 and, to a lesser extent, a restructuring of the entire trust business line. In 1995, after years of unacceptable financial performance, the Bank executed an agreement with Peoples Savings Bank of New Britain to sell its remaining trust relationships and receive compensation for referring future trust business.

The decrease in service charges on deposit accounts resulted primarily from a decline in transaction oriented deposit accounts; namely, demand, NOW, and certain savings accounts.

Other Operating Expenses

Total other operating expenses for the year ended December 31, 1995 were $10,197,000 as compared to $11,225,000 for the year ended December 31, 1994. Excluding the bulk sale loss of $332,000 on the sale of foreclosed real estate, the decrease in other operating expenses was $1,360,000 or 12.1%. This follows a decline of 11.0% in other operating expenses in 1994. The decrease in 1995 was primarily due to a reduction in the cost of managing and resolving problem assets, primarily a decline in the provision for losses on other real estate and related expenses, and a decline in other expenses largely attributed to certain non-recurring expenses incurred in 1994.

Salary expense declined $96,000 or 2.6% in 1995 as compared to 1994, while pension, other employee benefits, and related expenses increased $30,000 or 5.1%. The decline in salary expense resulted from lower salary expense in the first half of 1995 as compared to the first half of 1994, partially offset by higher salary expense in the second half of 1995 as compared to the second half of 1994. The increase in the second half of 1995 over the same period in 1994 resulted primarily from additions to staff to enhance credit quality management and strengthen the Bank's ability to obtain quality lending relationships. The increase in pension, other employee benefits, and related expenses was attributed to an increase in pension expense, which is primarily an accrual for future contributions, following a significant one-time reduction in 1994. The reduction in 1994 was due to a reduction in staffing, particularly higher salaried officers and in personnel, mostly through attrition, who were not vested.

The decline of $452,000 or 35.1% in the provision for losses on other real estate and related costs was primarily due to a decline of $329,000 or 34.4% in writedowns and valuation adjustments and a reduction of $119,000 or 10.6% in expenses associated with maintaining OREO properties. Excluding the loss on the bulk sale of foreclosed real estate of $332,000, the provision for losses on other real estate and related costs would have declined 60.8%.

The decrease totaling $73,000 or 3.3% in occupancy, including depreciation on bank premises; and equipment, including maintenance, rent and depreciation was primarily attributed to lower snow removal costs in 1995 as compared to 1994 and rental income from leasing one floor in the Bank's main office beginning in May 1994. These were partially offset by increases in lease payments on certain branch facilities.

FDIC assessment for insuring the Bank's deposits declined $46,000 or 7.9% in 1995 as compared to 1994. The decline was due to a decline in the Bank's deposits and a reduction in the rate premiums on FDIC insurance effective retroactively to May 1995. The rate premium reduction for all commercial banks resulted in a drop in the Bank's rate from $3.10 per $1,000 in deposits to $2.80 per $1,000. In the fourth quarter of 1995, the Bank received notice from the FDIC that its rate would drop to $1.00 per $1,000 in deposits for the first six months of 1996. This rate reduction was attributed to the improvement in the Bank's financial condition, as determined by the FDIC, based primarily on their examination of the Bank in the 1995 second quarter. Additional improvement in the Bank's financial condition is likely to lead to a further reduction in assessments.

The decrease of $391,000 or 13.6% in other expenses was largely attributed to non-recurring expenses incurred in 1994 totaling $372,000 and a decline in problem asset related expenses.

Income Taxes

The Bank recorded a net benefit of $500,000 in 1995 as compared to a provision of $35,000 in 1994. The net benefit in 1995 reflects the improvement in the Bank's financial performance and prospects and was in accordance with SFAS No.
109. In 1994, the modest provision of $35,000 was consistent with the Bank being in a taxable loss position.

CONSOLIDATED BALANCE SHEETS

December 31, 1996 and 1995
(In Thousands, except per share data)
Assets                                              1996                1995
                                                    ----                ----
Cash............................................  $  8,843            $  7,783
Interest bearing deposits in depository
   institutions.................................    17,300                 652
                                                  --------            --------
   Total cash and cash equivalents..............    26,143               8,435
                                                  --------            --------
Federal funds sold..............................        --               5,050
Securities held to maturity:
   Taxable......................................    28,287              29,079
   Tax-exempt...................................       185                 190
                                                  --------            --------
      Total (fair value: 1996 --
       $28,294; 1995 -- $29,643)................    28,472              29,269
                                                  --------            --------
Securities available for sale:
   Taxable......................................    31,214              33,779
   Tax-exempt\..................................       857                  --
                                                  --------            --------
      Total.....................................    32,071              33,779
                                                  --------            --------
Federal Home Loan Bank stock, at cost...........     2,220               2,023
Trading securities..............................       458                  --
Loans (net of allowance for loan losses:
   1996 -- $3,352; 1995 -- $3,029)..............   145,381             138,936
Premises and fixed assets -- net................     7,441               7,825
Other real estate owned.........................     1,159                 318
Accrued interest receivable.....................     1,435               1,474
Net deferred income taxes.......................     1,606                 731
Other assets....................................     2,212               1,934
                                                  --------            --------
      TOTAL.....................................  $248,598            $229,774
                                                  ========            ========

Liabilities and Stockholders' Equity
Deposits:
   Demand deposits..............................  $ 35,814            $ 32,828
   Savings and NOW accounts.....................    81,903              82,634
   Time deposits................................    90,703              74,853
                                                  --------            --------
      Total deposits............................   208,420             190,315

Other liabilities:
   Federal Home Loan Bank borrowing.............    21,000              23,000
   Securities sold under agreements to
    repurchase..................................       350                  --
   Accrued expenses and other liabilities.......     1,959               1,485
                                                  --------            --------
      Total deposits and other liabilities......   231,729             214,800
                                                  --------            --------

Stockholders' equity:
   Capital stock -- par value $2.50;
    2,000,000 shares authorized, 1,829,920
    issued and outstanding......................     4,575               4,575
   Capital surplus..............................     6,610               6,610
   Retained earnings............................     6,126               4,113
   Net unrealized holding loss on
    securities available for sale...............      (442)               (324)
                                                  --------            --------
      Total stockholders' equity................    16,869              14,974
                                                  --------            --------
      TOTAL.....................................  $248,598            $229,774
                                                  ========            ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 1996, 1995, and 1994
(In Thousands, except per share data)

                                            1996          1995          1994
                                            ----          ----          ----
Interest income:
   Interest and fees on loans............. $12,884       $12,270       $11,688
   Interest and dividends on securities:
      Taxable:
         U.S. Treasury securities.........     274           201           126
         U.S. Government agencies.........   3,800         3,806         3,338
         Dividend income..................     143           123           119
         Non-agency collateralized
          mortgage obligations............      18             -             -
         Corporate debt...................      11            14            24
         Other securities.................      11            20            20
      Tax-exempt -- state and
       municipal obligations..............      18            15            19
   Interest on deposits in................     210            11             -
    depository institutions
   Interest on federal funds sold.........      92            58           119
                                           -------       -------       -------
Total interest income.....................  17,461        16,518        15,453
                                           -------       -------       -------
Interest expense:
   Interest on deposits:
     Time deposits of $100,000 or more....     555           399           345
     Savings and time deposits
      under $100,000......................   5,880         5,501         4,850
   Interest on securities sold
    under agreements to repurchase........       1            93             -
   Interest on Federal Home Loan
    Bank borrowing........................   1,306           899           742
                                           -------       -------       -------
Total interest expense....................   7,742         6,892         5,937
                                           -------       -------       -------
Net interest income.......................   9,719         9,626         9,516
Provision (benefit) for loan losses.......     675          (213)        1,789
                                           -------       -------       -------
Net interest income after provision
 (benefit) for loan losses................   9,044         9,839         7,727
                                           -------       -------       -------
Other operating income:
   Trust income...........................      20            64           218
   Service charges on deposit
    accounts..............................     598           652           753
   (Losses) gains on securities
    available for sale -- net.............     (63)            -           358
   Gains on trading securities -- net.....      15             -             -
   Gains on the sale of loans.............       -             -           132
   Merchant income........................   1,894         1,690         1,549
   Other..................................     733           729         1,033
                                           -------       -------       -------
Total other operating income..............   3,197         3,135         4,043
                                           -------       -------       -------
Other operating expenses:
   Salaries...............................   3,933         3,588         3,684
   Occupancy, including
    depreciation on bank premises.........   1,017           851           883
   Equipment, including maintenance,
    rent and depreciation.................   1,193         1,285         1,326
   Provision for losses on other
    real estate and related costs -- net..       9           837         1,289
   Pensions, other employee
    benefits and related expenses.........     937           618           588
   FDIC assessment........................     120           539           585
   Other..................................   3,264         2,479         2,870
                                           -------       -------       -------
Total other operating expense.............  10,473        10,197        11,225
                                           -------       -------       -------
(Recovery) loss on National Premium
 CD Program...............................       -          (410)        1,370
Loss on bulk sale of loans................       -         2,045             -
                                           -------       -------       -------
Income (loss) before (benefit)
 provision for income taxes...............   1,768         1,142          (825)
(Benefit) provision for income taxes......    (757)         (500)           35
                                           -------       -------       -------
Net income (loss)......................... $ 2,525       $ 1,642       $  (860)
                                           =======       =======       =======
Net earnings (loss) per share............. $  1.38       $  1.22       $ (0.67)
                                           =======       =======       =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 1996, 1995, and 1994
(In Thousands, except per share data)

                                                                                               Net Unrealized
                                                                                            Holding Gain (Loss)         Total
                                                         Capital    Capital    Retained        on Securities        Stockholder's
                                                          Stock     Surplus    Earnings      Available for Sale         Equity
                                                          -----     -------    --------      --------- --- ----         ------
Balance, January 1, 1994..........................       $3,225     $4,498     $3,331                $                  $11,054

Net loss..........................................                               (860)                                     (860)

Net unrealized holding gain on adoption of SFAS
   No. 115 as of January 1, 1994 (Note 1).........                                                       528                528

Net change in unrealized holding gain on
   securities available for sale..................                                                    (2,682)            (2,682)
                                                                                                      ------             ------

Balance, December 31, 1994........................        3,225      4,498      2,471                 (2,154)             8,040

Net income........................................                              1,642                                     1,642

Issuance of 540,000 shares of capital stock.......        1,350      2,112                                                3,462

Net change in unrealized holding loss on
   securities available for sale..................                                                     1,830              1,830
                                                                                                       -----              -----

Balance, December 31, 1995........................        4,575      6,610      4,113                   (324)            14,974

Net income........................................                              2,525                                     2,525

Dividends declared ($0.28 per share)..............                               (512)                                     (512)

Net change in unrealized holding loss on
   securities available for sale..................                                                      (118)              (118)
                                                                                                        ----               ----

Balance, December 31, 1996........................       $4,575     $6,610     $6,126                  $(442)           $16,869
                                                         ======     ======     ======                  =====            =======


See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 1996, 1995, and 1994
(In Thousands)


Increase (Decrease) in Cash and Cash Equivalents                            1996          1995          1994
                                                                            ----          ----          ----
Cash flows from operating activities:
Net income (loss)........................................................ $  2,525      $  1,642      $  (860)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Provision (benefit) for loan losses..................................      675          (213)       1,789
    Provision for losses on other real estate owned......................        9           783          996
    Depreciation.........................................................    1,030         1,047        1,038
    Net amortization on securities held to maturity......................       70            87           78
    Net amortization on securities available for sale....................       75            66          173
    Increase (decrease) in net deferred loan fees and costs..............      120           (19)          59
    Loss (gain) on sales of securities available for sale................       63             -         (358)
    Increase in assets held in trading...................................     (458)            -            -
    Gain on disposition of real estate and equipment.....................     (142)         (115)        (143)
    Loss on bulk sale of loans...........................................        -         2,045            -
    Decrease (increase) in accrued interest receivable...................       39          (142)         (48)
    Decrease in income tax receivable....................................        -             -          733
    Deferred income taxes benefit........................................     (794)         (500)           -
    Increase in other assets.............................................     (278)         (263)        (386)
    (Decrease) increase in accrued liability National Premium CD Program.        -        (1,370)       1,370
    Increase (decrease) in accrued expenses and other liabilities........      474           (13)         (37)
                                                                               ---           ---          ---
Net cash provided by operating activities................................    3,408         3,035        4,404
                                                                             -----         -----        -----
Cash flows from investing activities:
    Net decrease (increase) in federal funds sold........................    5,050        (3,725)       2,243
    Proceeds from maturities of securities held to maturity..............    4,025         5,476        1,868
    Proceeds from sales of securities available for sale.................   15,244         1,495       14,486
    Proceeds from maturities of securities available for sale............    5,300         1,573        7,530
    Purchases of securities held to maturity.............................   (3,124)            -      (27,846)
    Purchases of securities available for sale...........................  (19,349)       (4,274)     (11,148)
    Purchases of Federal Home Loan Bank stock............................     (197)            -            -
    Proceeds from bulk sale of loans.....................................        -         4,957            -
    Net (increase) decrease in loans.....................................   (8,394)      (19,628)      14,694
    Proceeds from the sale of real estate and equipment..................      471         1,065        1,789
    Purchases of fixed assets............................................     (669)         (845)        (518)
                                                                              ----          ----         ----
Net cash (used in) provided by investing activities......................   (1,643)      (13,906)       3,098
                                                                            ------       -------        -----


 Cash flows from financing activities:

   Net (decrease) increase in Federal Home Loan Bank borrowing..........    (2,000)       10,000       (1,000)
   Net increase in securities sold under agreements to repurchase.......       350             -            -
   Net increase (decrease) in demand deposits, savings and NOW deposits.     2,255       (11,924)      (7,799)
   Net increase (decrease) in time deposits.............................    15,850         7,855         (209)
   Dividends paid.......................................................      (512)            -            -
   Proceeds from the issuance of capital stock..........................         -         3,462            -
Net cash provided by (used in) financing activities.....................    15,943         9,393       (9,008)
                                                                            ------         -----       ------
Net increase (decrease) in cash and cash equivalents....................    17,708        (1,478)      (1,506)
Cash and cash equivalents beginning of the year.........................     8,435         9,913       11,419
                                                                             -----         -----       ------
Cash and cash equivalents end of the year...............................   $26,143       $ 8,435      $ 9,913
                                                                           =======       =======      =======


See notes to consolidated financial statements.

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Glastonbury Bank & Trust Company (the "Bank") operates under a charter granted by the State of Connecticut. The Bank is subject to regulation by the state and by the Federal Deposit Insurance Corporation. Bank services are provided at 8 branch offices servicing portions of 3 counties in Connecticut: eastern Hartford County, northern Middlesex County, and western New London County. The Bank is engaged primarily in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans.

Significant Accounting Policies

The accounting policies of the Bank conform with generally accepted accounting principles and predominant practices within the banking industry. The following is a description of the more significant policies:

Consolidation Policy

The Bank owns an insurance subsidiary, GBT Insurance Group, Inc. (formerly The Glastonbury Company), which is consolidated for financial reporting purposes. All intercompany accounts are eliminated. GBT Realty, a real estate management subsidiary, was dissolved during 1996.

Consolidated Statements of Cash Flows

For purposes of presenting the consolidated statements of cash flows, cash and cash equivalents include cash on hand, deposits in depository institutions which have an original maturity of three months or less, and cash items in the process of collection.

Basis of Financial Statement Presentation

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of other real estate owned and the valuation allowance for deferred tax assets. In connection with the determination of the allowance for loan losses and the valuation of other real estate owned, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans, and other real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of other real estate owned. Such agencies may require the Bank to recognize additions to the allowance and writedowns of other real estate owned based on their judgments of information available to them at the time of their examination.

Securities

Investments in debt securities are adjusted for accumulated amortization of premiums and accretion of discounts. The determination to include debt securities as securities held to maturity or securities available for sale is made at the time of purchase and is based on such factors as overall interest rate sensitivity of the Bank, projected liquidity needs and the Bank's long-term investment strategies. When sales occur, gains or losses are recognized using the specific identification method. The Bank has the positive intent and ability to hold those securities that were designated held to maturity to maturity.

Trading securities represent short term investments held for sale. These securities are carried at market value. Unrealized gains and losses are included in other income. When sales occur, gains or losses are recognized using market prices at the time of the sale.

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS No. 115), which was adopted by the Bank as of January 1, 1994, requires that securities classified as available for sale be reported at fair value, with unrealized holding gains and losses excluded from earnings, and reported as a separate component of stockholders' equity (less expected tax).

At December 31, 1993, the Bank accounted for the classification of debt and equity securities in accordance with the guidance in SFAS No. 115, however, the effect on stockholders' equity was not recorded until January 1, 1994 as follows:

   Addition to stockholders' equity:
     Net unrealized gain (before income taxes)
       on available for sale securities......................  $527,766


Loans and Allowance for Loan Losses

Interest income on loans is recognized based on rates applied to principal amounts outstanding. Loans held for sale are stated at cost which approximates market value. Loan origination and commitment fees, net of certain loan origination costs, are deferred and the net amount is amortized as an adjustment to the loan yield.

The allowance for loan losses is established through charges to earnings. Loans or portions of loans that are determined to be uncollectible are charged against this allowance and subsequent recoveries are credited to the allowance. The amount charged to earnings is based on several factors that include, but are not limited to, analytical reviews of loan loss experience in relation to loans outstanding, evaluation of the credit worthiness and ability to pay of borrowers, appraisals of collateral values, a continual review of problem loans and overall portfolio quality, regular examinations and appraisals of loan portfolios conducted by the Bank's loan officers, supervisory authorities and independent loan review, and management's judgment with respect to current economic conditions and their impact on the existing loan portfolio.

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (SFAS No. 114), as amended by SFAS No. 118, which was adopted by the Bank as of January 1, 1995, requires that impaired loans that are within its scope be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Statement is applicable to all loans, except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value or at the lower of cost or fair value, leases, and convertible or nonconvertible debentures and bonds and other debt securities. The Bank considers its residential real estate loans and consumer loans that are not individually significant to be large groups of smaller balance homogeneous loans.

Factors considered by management in determining impairment include payment status, net worth and collateral value. An insignificant payment delay or an insignificant shortfall in payment does not in itself result in the review of a loan for impairment. The Bank applies SFAS No. 114 on a loan-by-loan basis. The Bank does not apply SFAS No. 114 to aggregations of loans that have risk characteristics in common with other impaired loans. Interest on a loan is not generally accrued when the loan becomes ninety or more days overdue. The Bank may place a loan on nonaccrual status but not classify it as impaired, if (i) it is probable that the Bank will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is an individually insignificant residential mortgage loan or consumer loan in terms of its size relative to the size of the loan portfolio. Impaired loans are charged-off when management believes that the collectibility of the loan's principal is remote. Substantially all of the Bank's loans that have been identified as impaired have been measured by the fair value of existing collateral.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans are recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered. SFAS No. 114 states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The adoption of SFAS No. 114 had no material impact on the Bank's financial statements.

Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," (SFAS No. 122), applies to mortgage loans which are originated for sale and are sold with the related servicing rights retained. SFAS No. 122 applies to the Bank's consolidated financial statements for the year ended December 31, 1996. Under SFAS No. 122, the Bank would record the related servicing rights as an asset at fair value, less recognized impairment. The Bank sold no loans during the year ended December 31, 1996 and as a result there was no impact from the adoption of SFAS No. 122.

Premises and Fixed Assets

Premises and fixed assets are stated at cost plus capitalized interest for qualifying additions less accumulated depreciation. Depreciation and amortization are computed using the straight line method over the useful lives of the respective assets as follows:

           Buildings                     20 - 40 years

           Furniture, fixtures and
           equipment                     5 - 10 years

           Automobiles                   3 -  4 years


Other Real Estate Owned

Property acquired from defaulted loans is comprised of foreclosed properties where the Bank has received title and from insubstance foreclosures. As of January 1, 1995 in accordance with SFAS No. 114, loans are classified as insubstance foreclosure when the Bank receives physical possession of the borrower's assets regardless of whether formal foreclosure proceedings take place. Such properties are carried at the lower of cost or the estimated fair value less anticipated selling costs. The fair value of such assets is determined based on independent appraisals and other relevant factors.

Prior to January 1, 1995 loans were classified as insubstance foreclosures when the borrower has: (a) formally or informally abandoned control of the collateral, or (b) retained control of the collateral but the economic prospects for the borrower and/or the collateral make it doubtful that the borrower will be able to rebuild equity in the collateral, or otherwise repay the loan other than through the sale of the collateral.

Provisions for losses subsequent to acquisition, operating expenses and gains or losses from the sale of acquired properties are charged or credited to expense as incurred. Costs relating to development and improvement of foreclosed property are capitalized, but not in excess of fair value. Gains on the sale of other real estate owned financed by the Bank are not recognized until the Bank has received an adequate down payment from the purchaser.

Unearned Income

Unearned income arising from installment loans and certain commercial loans is recognized as income using the interest method over the term of the related loans.

Merchant Income

Merchant income arising from the sales and processing of merchant card services is recognized as other operating income.

Income Taxes

The Bank accounts for certain items differently in its consolidated financial statements than it does for income tax purposes and makes appropriate provision for deferred income taxes in recognition of the differences. Under SFAS No. 109, the Bank computes deferred income taxes using the asset and liability approach.

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan that is funded as required by the Employee Retirement Income Security Act.

Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing the net income (loss) by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding was 1,829,920, 1,352,057 and 1,289,920 for 1996, 1995 and 1994, respectively.

Reclassifications

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

2. Regulatory Matters And Current Operating Environment

In March 1993, representatives from the Federal Deposit Insurance Corporation ("FDIC") commenced a periodic safety and soundness examination of the Bank. As a result of this examination, the FDIC and the State of Connecticut Department of Banking (collectively, the "Regulatory Agencies") initiated formal regulatory action including the issuance by the FDIC of an order to Cease and Desist, (the "Order"). The Bank agreed to the Order on September 8, 1993 and it became effective on September 27, 1993. The Order superseded a Memorandum of Understanding.

The Order required the Bank, among other things, to:

Increase the allowance for loan losses by $1,400,000.

Submit written plans regarding:

 .    the Bank's management, staffing and composition of the Board of Directors,
 .    the Bank's profit plan and related budgets,
 .    the reduction of classified and nonperforming assets, including a specific plan to lessen the Bank's risk position with any adversely classified borrower whose balance(s) equals or exceeds $300,000 and
 .    the reduction of identified loan concentrations to less than 25% of the
     Bank's Tier 1 leverage capital ratio.

Maintain its Tier 1 leverage capital ratio at or above 6%.

Review and revise the Bank's loan policy to address regulatory comments.

Cease paying dividends without the Regulatory Agencies' prior approval.

Submit quarterly progress reports to the Regulatory Agencies.

During 1994 and 1993 the Bank incurred net losses of $860,000 and $2,677,000, respectively. As a result, capital declined significantly. Continued weakening of the local business climate and deteriorating real estate values led to provisions for loan losses of approximately $1.8 million and $3.8 million for the years ended December 31, 1994 and 1993, respectively. Provisions for losses on other real estate owned and related costs had also been at high levels. In 1993, management implemented certain changes to the methodology for determining the allowance for loan losses as recommended by the FDIC. In 1994, management developed a capital plan for 1995 to increase the Bank's Tier 1 leverage capital ratio above 6.0% by December 31, 1995.

In October of 1995, the Bank issued a Rights Offering (the "Offering') of up to 540,000 shares of common stock at a subscription price of $6.50 per share on a priority basis to holders of record of its common stock at the close of business on September 15, 1995. The Offering was fully subscribed and was closed as scheduled on November 17, 1995. The amount of proceeds received from the Offering, net of offering expenses, was $3,462,000. The proceeds received from the Offering together with the 1995 earnings produced a Tier 1 leverage capital ratio of 6.77%, which was above the 6.0 minimum required by the Order.

Also during 1995, the Bank sold in bulk approximately $4,841,000 of nonperforming assets and $2,838,000 of loans that were classified as substandard and had demonstrated a deterioration in credit worthiness. Nonperforming assets include both nonperforming loans and foreclosed real estate. The sale resulted in a reduction of $4,650,000 in nonperforming assets to $1,051,000 at December 31, 1995 from $5,701,000 at December 31, 1994.

Reducing the level of nonperforming assets, along with achieving a Tier 1 leverage capital ratio above 6.0%, placed the Bank in full compliance with the terms of the Order.

In May of 1996, the FDIC in conjunction with the State of Connecticut Department of Banking terminated the order to Cease and Desist and the Bank is no longer bound by any of the Order's terms and conditions.


3. SECURITIES

The carrying amount and approximate fair value of securities are summarized in the following table. Also summarized are gross unrealized holding gains and losses. No investment in securities of a single issuer, other than in U.S. Government and its agencies and FHLB stock, in 1996 and 1995 exceeded 10% of stockholders' equity.


(In Thousands)
                                                                             Gross Unrealized Holding
                                                          Amortized          ----- ---------- -------       Approximate
December 31, 1996                                         Cost Basis          Gains          Losses          Fair Value
-------- --- ----                                         ---- -----          -----          ------          ---- -----
Securities Held to Maturity

Taxable:
   U.S. Government agencies.........................        $28,072            $235            $415            $27,892
   Corporate debt...................................            130               2               -                132
   Other securities.................................             85               -               -                 85
      Total.........................................         28,287             237             415             28,109
Tax-exempt obligations of state and
   political subdivisions...........................            185               -               -                185
      Total securities held to maturity.............        $28,472            $237            $415            $28,294
Securities Available for Sale
Taxable:
   U.S. Government agencies.........................        $28,423            $ 65            $440            $28,048
   Money market mutual funds........................            106               -               -                106
   Non-agency collateralized mortgage
     obligations....................................          3,052              14               6              3,060
     Total..........................................         31,581              79             446             31,214
Tax-exempt obligations of state and
   political subdivisions...........................            855               3               1                857
      Total securities available for sale...........        $32,436            $ 82            $447            $32,071
Securities Held to Maturity


Taxable:
   U.S. Government agencies.....................            $28,548            $527            $152            $28,923
   Corporate debt...............................                186               4               -                190
   Other securities.............................                345               -               5                340
                                                                ---               -               -                ---
      Total.....................................             29,079             531             157             29,453
Tax-exempt obligations of state and
   political subdivisions.......................                190               -               -                190
      Total securities held to maturity.........            $29,269            $531            $157            $29,643
Securities Available for Sale
U.S. Treasury securities........................            $ 3,490            $ 29            $  6            $ 3,513
U.S. Government agencies........................             30,327             182             243             30,266
      Total securities available for sale.......            $33,817            $211            $249            $33,779


In 1995, the Bank transferred at fair value $10,437,037 of securities from securities classified as held to maturity to securities classified as available for sale. The unrealized holding loss of $18,225 ($31,202 less tax effect of 42%) at the date of transfer has been recognized as a separate component of stockholders' equity. The transfer was a result of a reassessment of the appropriateness of the classification of all securities held at December 31, 1995. In accordance with a Special Report of the Financial Accounting Standards Board regarding SFAS No. 115, this transfer will not call into question the intent of the Bank to hold other debt securities to maturity in the future.

During 1996 and 1995, there were no sales of securities held to maturity.

During 1994, securities with an amortized cost basis of $15,635,743 were transferred from available for sale to held to maturity. These transfers were made at the fair value at the time of the transfer, and resulted in the recognition of an unrealized loss. This unrealized loss is continuing to be reported in the separate component of stockholders' equity and is being amortized over the remaining lives of the securities as an adjustment of yield. This amortization offsets, or mitigates, the effect on investment income of the amortization of the discount for the securities arising from the transfer. At December 31, 1994 this unrealized loss, net of tax effect, amounted to $797,303. As of December 31, 1996, the remaining unrealized loss was $227,317.

Proceeds from the sale of securities available for sale were $15,244,148, $1,495,781 and $14,486,027 during 1996, 1995 and 1994. Gross gains of $42,081,
$297 and $354,253 and losses of $106,160, $1,964 and $455 were recognized on those sales during 1996, 1995 and 1994, respectively.

As of December 31, 1996, the carrying amount and approximate fair value of securities, excluding FHLB stock and money market mutual funds, by contractual maturities are presented below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 (In Thousands)
                                    Amortized Cost Basis      Fair Value
                                    Available  Held to   Available  Held to
                                    for Sale   Maturity  for Sale   Maturity
                                    ---------  --------  ---------  --------
Debt Securities Other Than
  Mortgage--Backed Securities:


     Less than 1 year...............  $     -   $     -    $     -   $     -
     After 1 but within 5 years.....      520     2,070        512     2,042
     After 5 but within 10 years....    1,037     6,077      1,005     6,002
     After 10 years.................      855       185        857       185
Mortgage--Backed Securities.........   29,918    20,140     29,591    20,065
                                      -------   -------    -------   -------
        Total.......................  $32,330   $28,472    $31,965   $28,294
                                      =======   =======    =======   =======

At December 31, 1996 and 1995 securities with an amortized cost basis of approximately $7,547,150 and $37,022,566, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

In 1996, gains on trading securities, net consisted of unrealized holding gains of $59,093, gross gains of $1,974, and $45,685 of losses on put and call options. Proceeds from sales of trading securities were $28,463.

4. Loans

Major classifications of loans at December 31 are as follows:


                                                (In Thousands)
                                            1996             1995
                                            ----             ----
    Residential real estate..........     $ 67,122         $ 61,946
    Commercial real estate...........       53,302           52,140
    Commercial time and demand.......       23,897           23,541
    Installment and consumer.........        4,711            4,480
    Other............................           77              154
              Total..................      149,109          142,261
    Unearned income..................         (376)            (296)
    Allowance for loan losses........       (3,352)          (3,029)
            Loans--net...............     $145,381         $138,936


There were no loans for which the terms were restructured as defined in Statement of Financial Accounting Standards No. 15, "Troubled Debt Restructurings," (SFAS No. 15), prior to January 1, 1995, the effective date of SFASNo. 114, that are not impaired based on the terms specified by the restructuring agreement. Loans for which the terms were restructured as defined in SFASNo. 15 prior to January 1, 1995 that are not impaired based on the terms specified by the restructuring agreement amounted to approximately $988,469 at December 31, 1995, inclusive of $302,938 of nonaccrual loans. If these loans had been paid according to their original terms, interest income would have increased by $20,728 for the year ended December 31, 1995. Interest income recognized on these loans was $122,900 for the year ended December 31, 1995.

Total loans determined to be impaired as defined in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," amounted to approximately $1,401,439 and $1,220,142 at December 31, 1996 and 1995, respectively. Impaired loans for which an allowance for credit loss has been provided for amounted to $1,401,439 and $1,207,029 at December 31, 1996 and 1995, respectively. The allowance for credit loss provided for impaired loans, included in the total allowance for loan losses was $210,313 and $181,054 at December 31, 1996 and 1995, respectively. Impaired loans for which no allowance has been provided totalled $13,113 at December 31, 1995.

The average recorded investment in impaired loans was $1,579,280 and $3,777,924 for the years ended December 31, 1996 and 1995, respectively. Interest income recognized on impaired loans was $14,862 and $1,706 for the years ended December 31, 1996 and 1995, respectively. There was no interest income recognized from impaired loans using a cash-basis methodology for the years ended December 31, 1996 and 1995, respectively.

Changes in the allowance for the loan losses are as follows:

                                                                  (In Thousands)
                                                           1996         1995        1994
                                                     -----------------------------------
             Balance at beginning of year...........     $3,029      $ 4,517     $ 4,742
             Provision (benefit) for loan losses            675         (213)      1,789
             Loans charged off......................       (504)      (1,612)     (2,407)
             Loan recoveries........................        152          337         393
                                                     -----------------------------------
             Balance at end of year.................     $3,352      $ 3,029     $ 4,527
                                                     ===================================

Substantially all of the Bank's lending activities, including lines of credit and other commitments, were with customers located in Hartford County, Connecticut. Although lending activities were diversified, a substantial portion of many Bank customers' net worth is dependent on Hartford County real estate values.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the credit worthiness of each customer and, as a policy, discourages the extension of credit on commercial loans having no collateral to secure the loan. While collateral provides a secondary source of repayment, the Bank ordinarily requires the borrower's ability to generate continuing cash flows as the primary source of repayment.

5. Premises and Fixed Assets

The components of premises and fixed assets are summarized as follows:


                                                              (In Thousands)
                                                             1996          1995
                                                    ---------------------------
         Land......................................    $       48    $       48
         Buildings.................................         8,683         8,680
         Furniture, fixtures and equipment.........         7,010         6,954
                                                    ---------------------------
                                                           15,741        15,682
         Accumulated depreciation and amortization         (8,300)       (7,857)
             Total.................................        $7,441        $7,825
                                                    ===========================

6. Other Real Estate Owned

Changes in the other real estate owned balance during fiscal year 1996 and 1995 are as follows:

                                                           (In Thousands)
                                                            1996          1995
             Beginning balance.....................     $    318     $   1,578
             Transfers in..........................        1,157           692
             Capitalized costs.....................           --            14


             Sales.................................        (306)      (1,363)
             Writedowns............................         (10)        (783)
                                                     ------------------------
             Ending balance........................     $ 1,159      $   318

Changes in the valuation allowance for other real estate owned are as follows :

                                                               (In Thousands)
                                                            1996     1995       1994
             Beginning balance.....................       $   --   $   --    $   584
             Provision.............................           10      783        996
             Writedowns--net (See Note 21).........          (10)    (783)    (1,580)
                                                     --------------------------------
             Ending balance........................       $   --   $   --    $    --
                                                     ================================

During the years ended December 31, 1996, 1995 and 1994 the Bank expensed costs relating to holding foreclosed property of $96,571, $262,859 and $478,904, respectively, and realized net gains of $80,823, $163,909 and $100,000, respectively, from the sale of foreclosed property. Rental income received from other real estate owned totaled approximately $16,460, $25,644 and $97,000 for 1996, 1995 and 1994, respectively.

7. Deposits

The aggregate amount of time deposit accounts (including CDs), each with a minimum denomination of $100,000, was approximately $10,736,000 and $8,181,000 as of December 31, 1996 and 1995, respectively.

For time deposits as of December 31, 1996, the aggregate amount of maturities for each of the following five years ended December 31, and thereafter are:

                                             (In Thousands)
             1997                                 $62,923
             1998                                   9,648
             1999                                  14,698
             2000                                   2,260
             2001                                     428
             2002 and thereafter                      746
                                                ---------
                                                  $90,703
                                                =========

8. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase generally mature within one to fourteen days from the transaction date.

Information concerning securities sold under agreements to repurchase is summarized as follows for the year ended December 31, 1996:

             Average balance during the year............................      $  25,410
             Average interest rate during the year......................           4.37%
             Maximum month-end balance during the year..................       $350,000
             US Agency securities underlying the agreements at year-end:
                Carrying value..........................................       $368,432

             Estimated fair value...................................    $367,023

The securities underlying the agreements at December 31, 1996 were under the control of the Bank.

9. Lease Commitments

The Bank leases certain of its branches under operating leases. Terms of the real estate leases require the Bank to pay substantially all costs associated with the property, including real estate taxes, utilities, maintenance and insurance. Also, the Bank has the option to renew certain of its leases for a 5 to 10 year term.

Future minimum rental payments under operating leases in effect at December 31, 1996, having an initial or remaining term in excess of one year, are as follows:

              Year ending December 31,             Minimum Rental Payments
             -------------------------------------------------------------
                        1997                             $229,197
                        1998                              169,970
                        1999                              147,831
                        2000                               69,584
                        2001                               65,186
                 2002 and thereafter                      192,362
             ----------------------------------------------------
                        Total                            $874,130
             =============================================================

Rental expense under operating leases was $270,538, $347,939 and $366,541 in 1996, 1995 and 1994, respectively.

10. Pension Plan

The Bank has a noncontributory defined benefit pension plan which covers substantially all of its employees. Net pension costs as determined under Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions," in 1996, 1995 and 1994 are summarized as follows (Measurement dates were September 30, 1996, 1995 and 1994):

                                                                      1996        1995        1994
                                                                -----------------------------------
               Service cost.................................      $116,432    $ 68,599   $ 139,292

               Interest cost................................        76,760      72,260     115,323

               Return on plan assets:

                 Actual return..............................       (46,382)    (87,251)      4,769

                 Loss.......................................         4,795          --          --

                 Deferred (loss) gain.......................       (37,383)     13,119    (118,691)
                                                                -----------------------------------
               Net recognized...............................       (78,970)    (74,132)   (113,922)

               Amortization of unrecognized net asset.......       (12,647)    (12,647)    (21,177)

               Amortization of unrecognized prior service cost          (2,241)      (2,241)      (2,241)
                                                                  -----------------------------------------
               Net pension cost...............................        $ 99,334     $ 51,839    $ 117,275
                                                                  =========================================

In 1994 the Bank settled its pension obligations to two former employees. As a result of the settlement, the Bank recognized a gain of $115,357 in 1994.

Employees who have completed six months of service and have attained the age of 18 are eligible to participate in the Bank's defined contribution savings and investment plan (401(k) plan). Eligible employees may contribute up to 10% of their base compensation. The Bank may make matching contributions of up to 50% of the first 4% of the participants' base compensation. Contributions by the Bank for the year ended December 31, 1996 totaled $34,937. The Bank did not participate in matching contributions for the years ended December 31, 1995 and 1994.

11. Income Taxes (BENEFIT)

The major components of the tax (benefit) provision are as follows:


                                                             1996           1995           1994
                                                     --------------------------------------------
             Currently payable:

               Federal ...........................      $  36,600         $   --          $  --

               State .............................             --             --         35,000

             Deferred provision (credit):

               Federal ...........................        510,331        298,714       (461,759)

               State .............................        206,561        131,703       (258,568)

             Change in valuation allowance .......     (1,510,034)      (930,417)       720,327
                                                     --------------------------------------------

               Total .............................      $(756,542)     $(500,000)       $35,000
                                                     ============================================

The currently payable income taxes for 1996 have been reduced $919,918 by the utilization of net operating loss carryforwards. A reconciliation of the provision (benefit) for income taxes computed by applying the Federal statutory rate (34%) to income (loss) before income taxes to the actual (benefit) provision for income taxes follows:

                                                           1996             1995            1994
                                                       -------------------------------------------
             Expense (benefit) for income taxes at
                the statutory ....................     $601,221         $388,441       $(280,502)

             State income tax deduction ..........      136,330           86,924          23,100

             Tax exempt bond income ..............       (6,070)          (9,741)         (6,371)

             Dividend exclusion ..................       (1,457)              --              --

             Net unutilized tax losses ...........           --               --        (398,810)

             Alternative minimum tax .............             --             --        (13,275)

             Other ...............................         23,468         (35,207)      (12,469)

             Change in  valuation allowance ......     (1,510,034)       (930,417)      720,327
                                                    ---------------------------------------------

                Total ............................      $(756,542)      $(500,000)      $35,000
                                                    =============================================

 The components of the net deferred tax asset are as follows as of December 31:


                                                                      1996               1995
                                                           -----------------------------------
             Deferred tax assets:

              Interest on nonperforming loans ...........        $  17,441           $     --

              Loan loss reserve .........................          499,058            354,517

              Deferred loan fees--net ...................          179,780            148,393

              Unrealized losses on securities ...........          288,160            230,659

              Valuation of other real estate owned ......               --             95,238

              Merchant loss reserve .....................          249,623            248,335

              Alternative minimum tax credits ...........          133,255             96,655

              Accrued deferred compensation .............           37,497                 --

              Net operating loss carryforward ...........          729,459          1,649,377
                                                           ------------------------------------

             Gross deferred tax assets ..................        2,134,273          2,823,174

             Valuation allowance ........................          (80,701)        (1,590,735)
                                                           ------------------------------------

                                                                 2,053,572          1,232,439
                                                           ------------------------------------

             Deferred tax liabilities:
              Depreciation ..............................         (344,374)          (389,888)

              Prepaids ..................................         (103,612)          (111,892)
                                                           ------------------------------------

             Total deferred tax liabilities .............         (447,986)          (501,780)
                                                           ------------------------------------

             Net deferred tax assets.....................       $1,605,586        $   730,659
                                                           ====================================

At December 31, 1996 the Bank had available federal and state net operating loss carryforwards of approximately $1,328,000 and $3,547,000, respectively, for income tax purposes, which expire in the year 2010 for federal, and 1999 for state.

The valuation allowance indicated in the above table partially reserves the gross deferred tax assets at December 31, 1996 and 1995 in accordance with SFAS No. 109, with the exception of the deferred tax asset relating to unrealized holding losses on securities which were transferred from available for sale to held to maturity. This is a temporary difference which will reverse.

12. Lines of Credit and Other Commitments

It is the Bank's policy, in the normal course of conducting its commercial banking activities, to establish lines of credit in varying amounts for creditworthy customers. Loans made under lines of credit are typically for short-term working capital purposes and interest rates on loans are typically quoted in terms of the Bank's floating base lending rate or an increment over that rate. At December 31, 1996, commitments to extend credit, including guaranteed letters of credit of $673,659 and equity reserve lines of credit of $9,587,227 totaled $22,837,204. Management does not expect any material losses as a result of these commitments.

13. Related Party Transactions

The Bank grants loans to executive officers, directors and members of their immediate families, as defined, and to entities in which these individuals have more than a 10% equity ownership. Deletions of loans outstanding to related parties during 1996 refers to directors who resigned from the Board, and an associate of a director who is no longer a related party.

Changes in loans outstanding to such related parties during 1996 are as follows:

    Loans outstanding December 31, 1995

    1996 activity:.............................     $1,280,235

     Additional loans..........................        335,625

     Loans repaid..............................       (467,534)

     Deletions.................................       (264,375)
                                                ---------------
    Loans outstanding December 31, 1996........     $  883,951
                                                ===============

14. Additional Cash Flow Information

The Bank paid interest of $7,648,572, $6,777,618 and $5,973,896 in 1996, 1995
and 1994, respectively. No income taxes were paid in 1996. Income taxes of $9,645 and $467,732 were paid in 1995 and 1994, respectively. Income taxes of $1,079,730 were refunded in 1994. Transfers to other real estate owned from loans receivable were $1,157,000, $692,000 and $1,469,000 during 1996, 1995 and
1994, respectively. There were no sales of other real estate owned financed by the Bank during 1996. Sales of other real estate owned financed by the Bank and thus transferred to loans were $484,000 and $1,300,000 for 1995 and 1994, respectively.

15. Compensating Balances

The Bank maintains compensating balances at correspondent banks under informal agreements in connection with banking services received by the Bank. During 1996, average balances of $325,635 were maintained to meet Federal Reserve requirements.

16. Federal Home Loan Bank Borrowing

The Bank is a member of the Federal Home Loan Bank of Boston (the "FHLB") system which allows the Bank access to the FHLB's various borrowing programs. As a member of the FHLB and in accordance with an agreement with them, the Bank is required to maintain qualified collateral. At December 31, 1996, the Bank had approximately $50,633,267 of available borrowing under these programs.

The Bank has a line of credit available with the FHLB. The line is limited to 2% of the Bank's assets and is payable on demand with interest adjusted daily. There were no advances outstanding under this line of credit at December 31, 1996. The Bank's availability under this credit line is $4,759,000 at December 31, 1996.

The maturities of the advances from the FHLB at December 31, 1996 are summarized as follows:

                                    Weighted
                                    Average
                                 Interest Rate  (In Thousands)
                    1997                 5.43%        $ 6,000

                    1998                 5.86%         12,000

                    1999                 6.58%          2,000

                    2000                 6.11%          1,000
                                                   -----------
                                                      $21,000
                                                   ===========

17. Minimum Capital Standards

The capital requirements described below were developed to be responsive to credit risks, interest rate fluctuations, liquidity needs and investment risk.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                         To be Well
                                                                                                     Capitalized Under
                                                                           For Capital               Prompt Corrective
                                                       Actual           Adequacy Purposes            Action Provisions:

                                                   Amount   Ratio   Amount         Ratio         Amount           Ratio

                                                                       amounts in Thousands




As of December 31, 1996:
 Total Capital (to Risk Weighted
 Assets)                                           $19,110  13.42%  $11,391 (greater than or equal to) 8.0%
 Tier 1 Capital (to Risk Weighted
 Assets)                                           $17,311  12.16%  $ 5,695 (greater than or equal to) 4.0%
 Tier 1 Capital (to Average Assets)                $17,311   7.07%  $ 9,975 (greater than or equal to) 4.0%
As of December 31, 1995:
 Total Capital (to Risk Weighted
 Assets)                                           $16,968  12.83%  $10,582 (greater than or equal to) 8.0%
 Tier 1 Capital (to Risk Weighted
 Assets)                                           $15,298  11.56%  $ 5,921 (greater than or equal to) 4.0%
 Tier 1 Capital (to Average Assets)                $15,298   6.77%  $ 9,034 (greater than or equal to) 4.0%


As of December 31, 1996:
 Total Capital (to Risk Weighted
 Assets)                                           $14,238  (greater than or equal to) 10.0%
 Tier 1 Capital (to Risk Weighted
 Assets)                                           $ 8,543  (greater than or equal to)  6.0%
 Tier 1 Capital (to Average Assets)                $12,243  (greater than or equal to)  5.0%
As of December 31, 1995:
 Total Capital (to Risk Weighted
 Assets)                                           $13,228  (greater than or equal to) 10.0%
 Tier 1 Capital (to Risk Weighted
 Assets)                                           $ 7,937  (greater than or equal to)  6.0%
 Tier 1 Capital (to Average Assets)                $11,292  (greater than or equal to)  5.0%

18.  Fair Value of Financial Instruments

The following disclosure is made in accordance with Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," which requires the Bank to disclose estimated fair values for its financial instruments. Fair value estimates are determined at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on subjective assumptions regarding: future expected losses, current economic conditions and other risk factors associated with financial instruments. These estimates involve uncertainties and require subjective judgment and therefore cannot be determined with precision.


                                          December 31, 1996 (in        December 31, 1995 (in
                                                millions)                    millions)
                                        ------------------------------------------------------
                                           Carrying    Estimated      Carrying      Estimated
                                             Amount   Fair Value        Amount     Fair Value
                                        -------------------------   --------------------------
Assets:
 Cash and equivalents..............          $ 26.1       $ 26.1        $  8.4         $  8.4
 Federal funds sold................              --           --           5.1            5.1
 Securities........................            62.8         62.6          65.4           65.1
 Trading assets....................             0.5          0.5            --             --
 Loans.............................           145.4        145.8         138.9          140.7
 Accrued interest receivable.......             1.4          1.4           1.5            1.5
  Liabilities:
 Deposits..........................           208.4        209.0         190.3          190.9
 Securities sold under
  agreements to purchase...........             0.4          0.4            --             --
 Federal Home Loan Bank
  borrowing........................            21.0         21.0          23.0           23.0

The carrying amounts of financial instruments in the above table are the same as the carrying amounts on the balance sheets except that the caption "securities" in the table includes held to maturity securities, Federal Home Loan Bank stock and securities available for sale.

Off-balance sheet financial instrument liabilities consisting of commitments to extend credit are disclosed in Note 12.

The Bank has no material derivative financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

Cash and Cash Equivalents and Federal Funds Sold:

The carrying amount for these short-term instruments approximates the fair value, as the interest rate earned adjusts to market.

Securities:

Estimated fair values were based on quoted market prices, dealer quotes, or quotes from automated pricing services.

Loans:

Fair values are estimated by aggregating portions of the portfolios having homogeneous financial characteristics. Fair values for fixed rate loans were determined utilizing quoted market prices when available or by discounting scheduled cash flows through the average maturity using current rates at which similar loans would be made to borrowers with similar remaining maturities.

Fair values for variable rate loans with repricing terms of one year or less were deemed to approximate carrying value. Such computations also consider prepayments. The amount derived by performing the above procedures was reduced by the current allowance for loan losses to estimate fair value.

Deposits:

For demand deposits, the carrying amount was a reasonable estimate of fair value. For time deposits, the fair value was based on the discounted value of contractual cash flows.

The discount rate was estimated using the rates currently offered for deposits.

Securities Sold Under Agreements to Repurchase:

The carrying amount of securities sold under agreements to repurchase approximate their fair value.

Federal Home Loan Bank Borrowing:

The fair value of these borrowings was based on the discounted value of contractual cash flows.

Commitments to Extend Credit and Standby Letters of Credit:

The stated value of commitments to extend credit approximated fair value as the current fees charged for similar commitments did not differ significantly from quoted fees. For fixed-rate loan commitments, fair value also considered the difference between current levels of interest rates and the committed rates. Such differences are not considered significant.

19. National Premium CD Program

The Bank recorded a contingent liability of $1,370,000 at December 31, 1994. This liability represents an estimated loss resulting from an interest rate risk exposure in the Bank's "National Premium CD Program." The program, which has been discontinued, offered customers primarily high-yielding, short-term certificate of deposits (CDs) issued by selected banking institutions throughout the country. Through this program, the Bank, acting as agent for its customer and charging a fee, purchased these CDs through an independent broker. In 1992, the program was altered; instead of purchasing CDs matching the customer's desired maturity date, CDs with longer maturity dates were purchased, imposing interest rate risk on the program. Due to the rise in interest rates during 1994, these CDs could not be re-marketed at sufficient value to cover the principal and interest owed the customers. The Bank exercised its right to pay customers their principal and interest owed through March 31, 1995. As a result, the Bank recognized a charge to earnings in the 4th quarter of 1994 to reserve against current and future obligations to its customers. This charge was determined as of December 31, 1994 from market values received from a broker dealer specializing in the sale of this type of CD product. This charge was subject to an increase or decrease in the future primarily depending on interest rate movements and the market's demand for this type of CD product. The Bank believed these market values fairly represented the value of all of the CDs as of December 31, 1994.

The amount of principal and interest owed the customers as of March 31, 1995 was $6,130,000. The fair value of the CDs was $4,760,000 as of December 31, 1994. The total maturity value of the CDs was $10,505,000, of which $4,469,000 were zero coupon CDs, while the remainder pay interest at maturity. The maturities on all of the CDs ranged from October 2000 to July 2016.

In March of 1995, the Bank acquired $6,130,000 in "National Premium CDs" for either sale or redemption and recorded the CDs net of the $1,370,000 charge recognized in the fourth quarter of 1994. These CDs were then either sold or redeemed at their current market price or redemption value resulting in a recovery of $410,000.

20. Litigation

The Bank was also subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Bank in connection with such claims and lawsuits, it was the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bank. Management's opinion extends to a lawsuit brought against the Bank and seven directors on or about November 1, 1995 by a former director of the Bank, Henry J. Stone, Jr., and contemporaneously, by Mr. Stone's wife, Merriam March. Both suits allege misconduct by the directors in connection with a proposed acquisition offer received by the Bank in 1994.

Mr. Stone's suit sought damages directly from the Bank and the directors to be paid to Mr. Stone. Mr. Stone also sought to be returned to the Bank's Board of Directors despite his resignation in May of 1995. The damages portion of the suit was dismissed by the Connecticut Superior Court, and Mr. Stone has not taken an appeal from that dismissal. His action to be returned to the Board remains, and the Bank intends to continue to vigorously oppose Mr. Stone. Among other things, the Bank's Board is elected annually, and Mr. Stone was neither nominated as a director nor did he seek election at the shareholders meeting in 1996, a year after his resignation and the shareholders meeting at which he should have been seated on the Board.

Ms. March's suit does not seek damages from the Bank and the directors to be paid to Ms. March herself. Rather, it is a "derivative suit" in which she, as a shareholder, has sued the directors of the Bank on behalf of the Bank for damages they have allegedly caused to the Bank. Because the suit is "derivative", any monetary judgment obtained by Ms. March would be paid by the directors to the Bank. Thus, although the Bank considers her suit without merit, the Bank would nonetheless be benefitted in the event Ms. March's suit were to succeed.

The derivative action by Ms. March seeks approximately $11.7 million in money damages from the directors. However, the Bank's Certificate of Incorporation, which tracks the language of Connecticut banking law, limits the personal liability of directors to the Bank and its shareholders to an amount equal to one year of the director's compensation. This limitation is inoperative only when the director (1) has committed a knowing and culpable violation of the law,
(2) has obtained improper personal economic gain, (3) has shown a lack of good faith and a conscious disregard of duty with an unjustifiable risk to the bank,
(4) has sustained an unexcused pattern of inattention amounting to an abdication of duty, or (5) has violated state banking law. Therefore, unless one of the exceptions above applies, the Bank's recovery from the directors will be limited to one year of each director's compensation. Although Ms. March has alleged that some of the exceptions apply here, the Bank believes that they do not and the directors are defending themselves accordingly.

Under Connecticut law, the Bank is required in some cases, and is permitted in others, to "indemnify", or reimburse, its directors from damages and costs incurred by them in connection with litigation brought against them in their official capacities at the Bank. If the director is wholly successful in the suit, the Bank must indemnify him. If the director conducted himself in good faith, and he or she reasonably believed his or her conduct to have been in the best interests of the Bank, then the Bank may indemnify the directors. If the Bank does not choose to indemnify a director, he or she can apply to the court for an order of indemnification. These rules apply whether the suit is finally adjudicated or settled earlier. In addition, the Bank may advance expenses of a director involved in Bank litigation upon certain conditions. In the Stone and March cases, a special committee of non-defendant directors of the Bank has determined that the directors are likely to be entitled to indemnification and that circumstances are appropriate to advance their expenses.

In summary, the Stone lawsuit has been dismissed in its entirety except for the count which requests that Mr. Stone be re-seated on the Bank's Board of Directors. No monetary relief is sought in connection with that claim. In the March suit, any damages that the court may order the defendant directors to pay (the Bank believes this to be unlikely and, in any event, limited to one year's compensation from each director) would be paid to the Bank. At that point, the Bank would determine whether or not it can or may reimburse the defendant directors, essentially returning to them, in whole or in part, the damages paid to the Bank. The Bank's principal monetary exposure, therefore, is from the attorney's fees that it and its directors have incurred. and will continue to incur until the suits are resolved. Although some of that exposure may be recoverable through insurance coverage, thus far the relevant insurers have claimed that these suits are excluded from their coverage. Through December 1996, the Bank had accrued for all expenses incurred for attorneys' fees and related costs in connection with the suit, including the advancing of such fees for the defendant directors.

As of December 1996, preliminary motions have been completed and the parties are engaging in mutual discovery efforts. The timing for trial is unpredictable due to court scheduling uncertainties, but the Bank currently expects that a trial will commence earlier than late 1998. The amount of additional legal fees to be incurred by the Bank will depend upon the scope of the plaintiff's discovery efforts, whether the suits actually go to trial, and other variables.

21. Bulk Sale of Assets

In December 1995, the Bank sold in bulk $4,841,000 in nonperforming assets and $2,838,000 of loans which had demonstrated a deterioration in credit worthiness. Nonperforming assets included $4,195,000 of nonperforming loans and $646,000 of other real estate owned. Total loss on the sale of $2,376,759 included $2,044,861 relating to the loss on the loans sold and $331,898 relating to the loss on other real estate owned.

INDEPENDENT AUDITORS' REPORT


                      SHATSWELL, MacLEOD & COMPANY, P.C.

                         CERTIFIED PUBLIC ACCOUNTANTS

                                83 PINE STREET
                          WEST PEABODY, MASSACHUSETTS
                                  01960-3635
                           TELEPHONE (508) 535-0206
                           FACSIMILE (508) 535-9908

To the Board of Directors
The Glastonbury Bank & Trust Company
Glastonbury, Connecticut

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of The Glastonbury Bank & Trust Company and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Glastonbury Bank & Trust Company and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 of the notes to the consolidated financial statements, the Bank adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.


                                /s/ Shatswell, MacLeod & Company, P.C.
                                SHATSWELL, MacLEOD & COMPANY, P.C.


January 23, 1997

                       MARKET FOR THE BANK'S COMMON STOCK
                                      AND
                        RELATED SECURITY HOLDER MATTERS

On July 18, 1996, the Bank's common stock began trading on the Nasdaq SmallCap Market under the symbol "GLBT." Previously, the Bank's stock was traded on the OTC bulletin board and in the "pink sheets" as indicated by the asterisk. The following are quoted bid prices except where indicated for the Bank's stock as reported by Nasdaq. As of March 15, 1997, the Bank had 558 shareholders of its common stock.

                                    Bid         Ask
                                    ---         ---
1997
 March 3, 1997                   $17.00      $17.50




1996                                Low        High       Dividend
----                                ---        ----       --------
First Quarter*                   $ 8.50      $ 9.25          $  -
Second Quarter*                    9.125      10.25           .07
Third Quarter                     10.00       10.875          .07
Fourth Quarter                    10.125      13.25           .14**


1995                                Low        High       Dividend
----                                ---        ----       --------
First Quarter*                   $ 7.70      $ 7.75             -
Second Quarter*                    7.25        7.625            -
Third Quarter*                     7.25       10.50             -
Fourth Quarter*                    7.50        9.875            -


**The Bank declared a special dividend of $0.07 per share.

Corporate Headquarters
2461 Main Street
Glastonbury, CT 06033
(860) 633-4695

Independent Auditors
Shatswell, MacLEOD & Company, P.C.
83 Pine Street
West Peabody, MA 01960

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Shareowner Information
1-800-525-7686

Annual Report (Form F-2)
The Bank's Annual Report (Form F-2) as filed with the Federal Deposit Insurance Corporation may be obtained by writing: Glastonbury Bank & Trust, Manager, Financial Services, 2461 Main Street Glastonbury, CT 06033

Stock Trading

The common stock of The Glastonbury Bank & Trust is listed on the Nasdaq SmallCap Market under the symbol "GLBT."

Member FDIC
Member Federal Home Loan Bank of Boston Equal Opportunity Lender